Emerging Markets Horizon Corp.
30 Ekaterinis Kornarou street, 3rd floor
Stovolos 2024
Nicosia, Cyprus

December 6, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jorge Bonilla

Re:	Emerging Markets Horizon Corp.
Registration Statement on Form S-1
File No. 333-258393

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Emerging Markets Horizon Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on December 8, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Linklaters LLP, request by telephone that such Registration Statement be declared effective.

Please contact Jeffrey Cohen of Linklaters LLP, special counsel to the Company, at (212) 903-9014, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Riccardo Orcel

Riccardo Orcel
Chief Executive Officer